Exhibit 3.1

1st AMENDMENT TO THE AMENDED AND RESTATED BYLAWS

OF

KLX ENERGY SERVICES HOLDINGS, INC.

The Bylaws of KLX Energy Services Holdings, Inc. (the “Corporation”), are amended by deleting Article IX in its entirety and replacing with a new Article IX as follows effective immediately:

ARTICLE IX

FORUM AND VENUE

Section 9.01. Forum and Venue. (a) Forum and Venue of Certain Claims. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, or (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the certificate of incorporation or the bylaws of the Corporation, or (iv) any action asserting a claim governed by the internal affairs doctrine; in each case subject to said court having personal jurisdiction over the indispensable parties named as defendants therein. If any action the subject matter of which is within the scope of this Section 9.01(a) is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce this Section 9.01(a) (an “Enforcement Action”), and (y) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 9.01(a).

(b) Forum and Venue for Securities Act Claims. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 9.01(b).

The Bylaws of the Corporation, are further amended by adding a new Section 3.09 as follows at the Effective Time (as defined in that certain Agreement and Plan of Merger, dated as of May 3, 2020, by and among the Corporation, Krypton Intermediate, LLC, Krypton Merger Sub, Inc. and Quintana Energy Services Inc.):

Section 3.09. Integration Committee. The Board shall have an integration committee to oversee the integration of the Corporation’s business and Quintana Energy Services Inc.’s business (the “Integration Committee”), which shall consist of four members, with Thomas P. McCaffrey serving as chairperson, one additional member designated by the Corporation and two members designated by Quintana Energy Services Inc. The Integration Committee shall act on the affirmative vote of a majority of its members. In the event of a tie vote of the members of the Integration Committee in respect of any matter, such matter shall be decided by the majority of the entire Board. The Integration Committee shall meet as often as necessary to carry out its responsibilities. The Integration Committee’s responsibilities shall include (a) overseeing the development of an integration plan for the combined business and management’s implementation thereof; (b) overseeing, monitoring and assessing, including key milestones, timelines, organization, cost synergies and the budget for achieving such synergies, as well as the Corporation’s progress in achieving its integration plans; (c) together with the compensation committee of the Board, overseeing and monitoring the retention of talent and capabilities and approving any integration performance metric under the Corporation’s incentive compensation programs and reviewing the performance results; (d) together with the audit committee of the Board, overseeing and monitoring the Corporation’s progress on integrating systems, processes, and controls; (e) providing regular reports to the Board on the progress of the integration; and (f) acting in such other manner as the Board may direct. As the Integration Committee may deem appropriate, it may retain outside advisors to report directly to the Integration Committee. The Integration Committee may request that any officers, employees or outside advisors attend any meeting of the Integration Committee or meet with any of its members.

The Bylaws of the Corporation, are further amended by adding a sentence at the end of Section 2.05 as follows effective immediately:

Notwithstanding the other provisions of these Bylaws or as otherwise required by law, the chairman of the meeting, whether or not a quorum is present, shall have the power to adjourn or recess such meeting at any time and for any reason.